Exhibit 11.1

            SINGLE SOURCE FINANCIAL SERVICES CORPORATION
                COMPUTATION OF LOSS PER COMMON SHARE

The Company has generated no revenue from which a calculation of loss per share can be determined. The Company has only incurred expenses of organization and taxes, has had no income from operations and has no securities outstanding except for the $.001 par value Common Stock.


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